                                    FORM 11-K
                                  ANNUAL REPORT

       ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
                                   ACT OF 1934

                   For the fiscal year ended December 31, 1996

                         Commission File No.: 000-19147

                  COVENTRY CORPORATION RETIREMENT SAVINGS PLAN
                              (Full title of plan)

                              COVENTRY CORPORATION
                      501 Corporate Centre Drive, Suite 400
                            Franklin, Tennessee 37067
             (Name of issuer of securities held pursuant to the plan
                   and address of principal executive office)



         Pursuant to the requirements of the Securities Exchange Act of 1934, the committee to administer the Coventry Corporation Retirement Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                        COVENTRY CORPORATION RETIREMENT
                                        SAVINGS PLAN


Date: February 2, 1998                  By: /s/ Shirley R. Smith
      ----------------                      -------------------------------
                                        Name: Shirley R. Smith
                                              -----------------------------
                                              Plan Administrative Committee
                                              -----------------------------


Date: February 2, 1998                  By: /s/ Jefferson Ockerman
      ----------------                      -------------------------------
                                        Name: Jefferson Ockerman
                                              -----------------------------
                                              Plan Administrative Committee
                                              -----------------------------

                              COVENTRY CORPORATION

                             RETIREMENT SAVINGS PLAN


                       FINANCIAL STATEMENTS AND SCHEDULES

                        AS OF DECEMBER 31, 1996 AND 1995


                                TABLE OF CONTENTS


REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS                                                                 1

FINANCIAL STATEMENTS

    Statements of Net Assets Available for Benefits - December 31, 1996
       and 1995                                                                                          2

    Statement of Changes in Net Assets Available for Benefits for the Year Ended
       December 31, 1996
                                                                                                         3

NOTES TO FINANCIAL STATEMENTS AND SCHEDULES                                                              5

SCHEDULES SUPPORTING FINANCIAL STATEMENTS

    Schedule I:      Item 27a - Schedule of Assets Held for Investment
                     Purposes-December 31, 1996                                                          12

    Schedule II:     Item 27d - Schedule of Reportable Transactions for the
                     Year Ended December 31, 1996                                                        13



                           [ARTHUR ANDERSEN LLP LOGO]



                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Administrative Committee of the
Coventry Corporation Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of COVENTRY CORPORATION RETIREMENT SAVINGS PLAN (the "Plan") as of December 31, 1996 and 1995, and the related statement of changes in net assets available for benefits for the year ended December 31, 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1996 an 1995, and the changes in its net assets available for benefits for the year ended December 31, 1996, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                             /s/ Arthur Andersen LLP

Nashville, Tennessee
September 12, 1997

                              COVENTRY CORPORATION


                             RETIREMENT SAVINGS PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                           DECEMBER 31, 1996 AND 1995


                                                                   1996             1995
                                                               ------------     ------------
CASH                                                           $     67,000     $         --

SCHWAB U.S. TREASURY MONEY FUND                                      63,009               --

INVESTMENTS:
    Coventry Corporation Common Stock                             1,982,178        4,032,897
    Berger One Hundred Fund                                       8,391,961        7,327,196
    Fidelity Balanced Fund                                        6,030,308        5,596,705
    Fidelity Magellan Fund                                       13,542,507       11,651,459
    INVESCO Stable Value Fund                                     4,429,729        4,112,503
    PIMCO Total Return Fund                                       3,639,773        3,382,205
    Brandywine Fund                                                 568,118               --
    Founders Balanced Fund                                          233,645               --
    Harbor Capital Appreciation                                     383,858               --
    Janus Worldwide                                                 737,349               --
    Mutual Series Beacon                                            665,586               --
    PBHG Growth                                                   1,051,997               --
    Strong Government Securities                                    287,803               --
    Vanguard Asset Allocation                                       376,698
    Loans to participants                                         1,215,918        1,052,564
                                                               ------------     ------------
              Total Investments                                  43,537,428       37,155,529
                                                               ------------     ------------

RECEIVABLES:
    Participant contributions                                        78,118          129,236
    Employer contributions                                           41,175           70,429
                                                               ------------     -------------
              Total Receivables                                     119,293          199,665
                                                               ------------     ------------

LIABILITIES:
    Net amount due to Coventry Corporation                           80,600               --
                                                               ------------     ------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS                         $ 43,706,130     $ 37,355,194
                                                               ============     ============

   The accompanying notes are an integral part of these financial statements.

                              COVENTRY CORPORATION

                             RETIREMENT SAVINGS PLAN

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                      FOR THE YEAR ENDED DECEMBER 31, 1996


                                                                              FUND INFORMATION
                                             -------------------------------------------------------------------------------------
                                                        NON-
                                                PARTICIPANT DIRECTED                          PARTICIPANT DIRECTED
                                             -------------------------     -------------------------------------------------------
                                                           UNALLOCATED                      COVENTRY
                                                           PAYABLE TO      SCHWAB U.S.        CORP.     BERGER ONE       FIDELITY
                                                              PLAN          TREASURY         COMMON       HUNDRED        BALANCED
                                                CASH         SPONSOR       MONEY FUND         STOCK        FUND            FUND
                                              --------     ----------      ----------       ---------   -----------    -----------
ADDITIONS:
    Contributions:
       Employee                               $     --     $       --      $        --     $   469,266   $ 1,089,574    $   668,948
       Employer                                     --        (80,600)          63,009         189,079       551,479        361,530
                                              --------     ----------      -----------     -----------   -----------    -----------

              Total contributions                   --        (80,600)          63,009         658,345     1,641,053      1,030,478

    Transfer from merged plans                      --             --               --           2,612        97,885        144,264

    Investment Income:
       Interest                                     --             --               --          11,102        15,328          9,169
       Net appreciation (depreciation) in
          investments                           67,000             --               --      (2,314,385)    1,078,406        549,804
                                              --------     ----------      -----------     -----------   -----------    -----------
              Total additions                   67,000        (80,600)          63,009      (1,642,326)    2,832,672      1,733,715
                                              --------     ----------      -----------     -----------   -----------    -----------

DEDUCTIONS:
    Benefit distributions                           --             --               --        (300,099)   (1,202,957)      (797,782)
    Loans issued to participants                    --             --               --         (16,231)     (147,567)       (99,946)
    Loan principal repayments                       --             --               --          42,861        75,243         50,256
                                              --------     ----------      -----------     -----------   -----------    -----------
              Total deductions                      --             --               --        (273,469)   (1,275,281)      (847,472)
                                              --------     ----------      -----------     -----------   -----------    -----------

INTERFUND TRANSFERS                                 --             --               --        (153,779)     (525,191)      (483,592)
                                              --------     ----------      -----------     -----------   -----------    -----------

NET INCREASE                                    67,000        (80,600)          63,009      (2,069,574)    1,032,200        402,651

BALANCE AT JANUARY 1, 1996                          --             --               --       4,055,200     7,367,719      5,627,657
                                              --------     ----------      -----------     -----------   -----------    -----------
BALANCE AT DECEMBER 31, 1996                   $67,000       $(80,600)     $    63,009     $ 1,985,626   $ 8,399,919    $ 6,030,308
                                              ========     ==========      ===========     ===========   ===========    ===========



                                                                      FUND INFORMATION
                                            ------------------------------------------------------------------------
                                                              INVESCO
                                               FIDELITY        STABLE          PIMCO
                                               MAGELLAN        VALUE       TOTAL RETURN   BRANDYWINE
                                                FUND           TOTAL           FUND          FUND         SUBTOTAL
                                            ------------    -----------    -----------    ----------   -------------
ADDITIONS:
    Contributions:
       Employee                             $  1,663,201    $   401,468    $   470,532    $ 134,308    $  4,897,297
       Employer                                  870,644        226,180        264,892       69,894       2,516,107
                                            ------------    -----------    -----------    ---------    ------------
              Total contributions              2,533,845        627,648        735,424      204,202       7,413,404

    Transfer from merged plans                 1,005,989        415,828         58,454           --       1,725,032

    Investment Income:
       Interest                                   21,329          9,636         10,495        1,792          78,851
       Net appreciation (depreciation) in
          investments                          1,363,502        220,077        149,901        1,947       1,116,252
                                            ------------    -----------    -----------    ---------    ------------
              Total additions                  4,924,665      1,273,189        954,274      207,941      10,333,539
                                            ------------    -----------    -----------    ---------    ------------

DEDUCTIONS:
    Benefit distributions                     (1,608,345)      (867,327)      (507,274)          --      (5,283,784)
    Loans issued to participants                (246,177)      (115,588)       (91,855)      (2,325)       (719,689)
    Loan principal repayments                     99,525         42,153         46,887        9,306         366,231
                                            ------------    -----------    -----------    ---------    ------------
              Total deductions                (1,754,997)      (940,762)      (552,242)       6,981      (5,637,242)
                                            ------------    -----------    -----------    ---------    ------------

INTERFUND TRANSFERS                           (1,331,151)       (34,124)      (154,762)     363,448      (2,319,151)
                                            ------------    -----------    -----------    ---------    ------------
NET INCREASE                                   1,838,517        298,303        247,270      578,370       2,377,146

BALANCE AT JANUARY 1, 1996                    11,715,896      4,135,247      3,400,911           --      36,302,630
                                            ------------    -----------    -----------    ---------    ------------
BALANCE AT DECEMBER 31, 1996                $ 13,554,413    $ 4,433,550    $ 3,648,181    $ 578,370    $ 38,679,776
                                            ============    ===========    ===========    =========    ============

    The accompanying notes are an integral part of this financial statement.
                                  (Continued)

                              COVENTRY CORPORATION

                             RETIREMENT SAVINGS PLAN

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                      FOR THE YEAR ENDED DECEMBER 31, 1996

                                   (Continued)

                                                                    FUND INFORMATION
                                            --------------------------------------------------------------------
                                                                  PARTICIPANT DIRECTED
                                            --------------------------------------------------------------------
                                             FOUNDERS       HARBOR                     MUTUAL
                                             BALANCED       CAPITAL        JANUS       SERIES           PBHG
                                               FUND      APPRECIATION    WORLDWIDE     BEACON          GROWTH
                                            ---------    ------------    ---------   --------      -------------
ADDITIONS:
    Contributions:
       Employee                             $  72,602    $  66,635    $   152,556    $ 194,483    $   301,809
       Employer                                40,269       35,564         78,912      105,070        153,293
                                            ---------    ---------    -----------    ---------    -----------
              Total contributions             112,871      102,199        231,468      299,553        455,102

    Transfer from merged plans                     --           --             --           --             --

    Investment Income:
       Interest                                 1,434          985          2,705        3,137          3,966
       Net appreciation (depreciation) in
          investments                           1,024        1,704          8,474       21,191        (17,542)
                                            ---------    ---------    -----------    ---------    -----------
              Total additions                 115,329      104,888        242,647      323,881        441,526
                                            ---------    ---------    -----------    ---------    -----------
DEDUCTIONS:
    Benefit distributions                          --           --             --           --             --
    Loans issued to participants                 (471)      (4,535)        (1,203)      (4,855)        (2,983)
    Loan principal repayments                   5,974        4,434         12,222       14,213         19,234
                                            ---------    ---------    -----------    ---------    -----------
              Total deductions                  5,503         (101)        11,019        9,358         16,251
                                            ---------    ---------    -----------    ---------    -----------
INTERFUND TRANSFERS                           118,794      284,088        495,199      347,259        617,248
                                            ---------    ---------    -----------    ---------    -----------
NET INCREASE                                  239,626      388,875        748,865      680,498      1,075,025

BALANCE AT JANUARY 1, 1996                         --           --             --           --             --
                                            ---------    ---------    -----------    ---------    -----------
BALANCE AT DECEMBER 31, 1996                $ 239,626    $ 388,875    $   748,865    $ 680,498    $ 1,075,025
                                            =========    =========    ===========    =========    ===========



                                                             FUND INFORMATION
                                            -----------------------------------------------------
                                                           PARTICIPANT DIRECTED
                                            -----------------------------------------------------
                                               STRONG       VANGUARD
                                                GOV.         ASSET      PARTICIPANT
                                             SECURITIES    ALLOCATION      LOANS         TOTAL
                                            -----------   -----------   -----------  ------------
ADDITIONS:
    Contributions:
       Employee                             $  40,202    $  99,218      $      --    $  5,824,802
       Employer                                22,077       51,225             --       3,002,517
                                            ---------    ---------      ---------    ------------
              Total contributions              62,279      150,443             --       8,827,319

    Transfer from merged plans                     --           --         60,000       1,785,032

    Investment Income:
       Interest                                   514        1,638        (93,230)             --
       Net appreciation (depreciation) in
          investments                           1,501        1,461         93,230       1,227,295
                                            ---------    ---------      ---------    ------------
              Total additions                  64,294      153,542         60,000      11,839,646
                                            ---------    ---------    -----------    ------------

DEDUCTIONS:
    Benefit distributions                         (12)          --       (204,914)     (5,488,710)
    Loans issued to participants               (1,377)      (5,968)       741,081              --
    Loan principal repayments                   3,306        7,199       (432,813)             --
                                            ---------    ---------    -----------    ------------
              Total deductions                  1,917        1,231        103,354      (5,488,710)
                                            ---------    ---------    -----------    ------------

INTERFUND TRANSFERS                           224,604      231,959             --              --
                                            ---------    ---------    -----------    ------------
NET INCREASE                                  290,815      386,732        163,354       6,350,936

BALANCE AT JANUARY 1, 1996                         --           --      1,052,564      37,355,194
                                            ---------    ---------    -----------    ------------
BALANCE AT DECEMBER 31, 1996                $ 290,815    $ 386,732    $ 1,215,918    $ 43,706,130
                                            =========    =========    ===========    ============








    The accompanying notes are an integral part of this financial statement.

                              COVENTRY CORPORATION

                             RETIREMENT SAVINGS PLAN


                   NOTES TO FINANCIAL STATEMENTS AND SCHEDULES

                           DECEMBER 31, 1996 AND 1995



1.    PLAN DESCRIPTION

      The following description of the Coventry Corporation Retirement Savings Plan (the "Plan") is provided for general information purposes only. More complete information regarding the Plan's provisions may be found in the Plan document.

      GENERAL

      Coventry Corporation adopted a savings plan and trust effective July 1, 1994. As of the adoption date, Group Health Plan, Inc. and Health America Pennsylvania, Inc., subsidiaries of Coventry Corporation, merged their plans with the Coventry Corporation Retirement Savings Plan. Two additional subsidiaries' plans, Southern Health and Healthcare USA, were merged into the Plan during 1996.

      The Plan is a defined contribution plan established by Coventry Corporation (the "Company") under the provisions of Section 401(a) of the Internal Revenue Code ("IRC"), which includes a qualified cash or deferred arrangement as described in Section 401(k) of the IRC, for the benefit of eligible employees of the Company. All employees of the Company who have completed one year of service, as defined, are eligible to participate. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

      PLAN ADMINISTRATION

      Under a trust agreement dated July 1, 1994, Charles Schwab Trust Company was appointed trustee for the Plan. The Plan is administered by an employee benefits committee, which is appointed by the board of directors of the Company.

      CONTRIBUTIONS

      Eligible employees can contribute an amount up to 15% of compensation, as defined by the Plan, subject to certain limitations under the IRC. In 1996 and 1995, the Company provided a matching contribution equal to 100% of each participant's contribution up to a maximum of 3%, and 50% of each participant's contribution in excess of 3% up to a maximum of 6% of compensation. During 1996, the Company determined an excess matching contribution equal to approximately $80,600 was made in error to employees. This amount will be used to reduce future employer contributions. The Company is still in process of allocating the amount to individual participant accounts, and therefore the payable from the Plan to the Company has not been allocated in the accompanying financial statements.

      VESTING

      Participants are fully vested in their contributions and the earnings thereon. Vesting in employer matching contributions is based on years of continuous service. A participant vests according to the following schedule:


           Less than one year             0%
           One year                      20%
           Two years                     40%
           Three years                   60%
           Four years                    80%
           Five years                   100%


      FORFEITED ACCOUNTS

      At December 31, 1996 and 1995, forfeited nonvested accounts totaled $680,353 and $329,633, respectively. These accounts will be used to reduce future employer contributions. During 1996 and 1995, no forfeited nonvested accounts were used to reduce employer contributions.

      BENEFITS

      Upon termination of service due to death, disability, or retirement, a participant may elect to receive an amount equal to the value of the participant's vested interest in his or her account. The form of payment is a lump-sum distribution.

      PLAN AMENDMENT

      On November 2, 1994, the Plan was amended to comply with the Tax Reform Act of 1986. On December 29, 1995, the Plan was amended to allow certain affiliates of Coventry Corporation to merge into the Plan. The mergers were effective January 1, 1996.

      PARTICIPANT ACCOUNTS

      Individual accounts are maintained for each of the Plan's participants to reflect the participant's contributions and related employer matching contributions, as well as the participant's share of the Plan's income and any related administrative expenses. Allocations are based on the proportion that each participant's account balance has to the total of all participants' account balances.

      INVESTMENT OPTIONS

      Participants may direct employee and employer contributions and any related earnings into fourteen investment options in 10% increments. Participants may change their investment elections monthly. A description of each investment option is provided below:

           COVENTRY CORPORATION COMMON STOCK

           This fund invests exclusively in common stock of Coventry Corporation which is traded "over-the-counter" and listed on the NASDAQ/National Market System. Pending trades are temporarily held in a money market mutual fund.

           BERGER ONE HUNDRED FUND

           This fund seeks long-term capital appreciation. The fund invests primarily in common stocks of established companies.

           FIDELITY BALANCED FUND

           This fund seeks to maximize income while preserving capital through investments in a mix of equity and fixed-income securities. The Fund also aims for some capital growth.

           FIDELITY MAGELLAN FUND

           This fund seeks growth of capital through investments in common stocks or securities convertible into common stock.

           INVESCO STABLE VALUE FUND

           This fund seeks to offer income levels comparable to those generated by intermediate-term, high-quality debt obligations, while guaranteeing principal. The fund is a conservatively managed, broadly diversified pool of investment contracts guaranteed by insurance companies.

           PIMCO TOTAL RETURN FUND

           This fund seeks to earn total return consistent with conservative investment management. The fund invests in fixed-income securities, including corporate bonds, U.S. government securities, mortgage-related securities, and money market instruments.

           BRANDYWINE FUND

           This fund seeks long-term capital appreciation by investing in profitable companies with strong earnings momentum. The fund invests primarily in corporate stock.

           FOUNDERS BALANCED FUND

           This fund seeks to earn current income and capital appreciation. It invests in dividend-paying stocks of established companies, government and corporate bonds.

           HARBOR CAPITAL APPRECIATION

           This fund seeks long-term growth of capital by investing primarily in a portfolio of equity securities of established companies with above average prospects for growth.

           JANUS WORLDWIDE

           This fund invests primarily in stocks of foreign and domestic issuers.

           MUTUAL SERIES BEACON

           This fund invests primarily in common stock, preferred stock and debt securities. The principal objective of the fund is capital appreciation. Its secondary objective is income.

           PBHG GROWTH

           This fund invests in companies believed by its investment advisor to have an outlook for strong growth in earnings and the potential for significant capital appreciation.

           STRONG GOVERNMENT SECURITIES

           This fund seeks a high level of current income by investing in U.S. government securities.

           VANGUARD ASSET ALLOCATION

           This fund seeks to maximize total return while exhibiting less risk than a portfolio consisting entirely of equities. The fund allocates assets among a common stock portfolio, a bond portfolio and a money market instruments.

      LOANS TO PARTICIPANTS

      A participant may borrow the lesser of $50,000 or 50% of his or her vested account balance with a minimum loan amount of $500. Loans are repayable through payroll deductions over periods ranging up to 60 months. The interest rate is determined by the plan administrator based on prevailing market conditions and is fixed over the life of the note. The interest rates at December 31, 1996 ranged from 8.25% to 10.00%.


 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      BASIS OF ACCOUNTING

      The accompanying financial statements are prepared on the accrual basis of accounting. The preparation of the financial statements in conformity with generally accepted accounting principles requires the Plan's management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates.

      INCOME RECOGNITION

      Interest income is recorded as earned on the accrual basis. Dividend income is recorded on the ex-dividend date.

      INVESTMENT VALUATION

      Funds invested in guaranteed investment contracts are stated at contract value, which approximates market value. Marketable securities are stated at fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the year.

      NET APPRECIATION IN FAIR VALUE OF INVESTMENTS

      Net realized and unrealized gains or losses are recorded in the accompanying statement of changes in net assets available for benefits as net appreciation (depreciation) in investments.

      Brokerage fees are added to the acquisition costs of assets purchased and subtracted from the proceeds of assets sold.

      ADMINISTRATIVE EXPENSES

      The Company pays all administrative expenses of the Plan, except for the administrative costs of mutual funds and loan processing fees. Administrative expenses paid by the Company were $271,211 and $54,670 in 1996 and 1995, respectively.


  3.  INVESTMENTS

      The values of individual assets that represent 5% or more of the Plan's net assets as of December 31, 1996 and 1995 are as follows:


            1996:
                BERGER ONE HUNDRED FUND                  $    8,391,961
                FIDELITY BALANCED FUND                        6,030,308
                FIDELITY MAGELLAN FUND                       13,542,503
                INVESCO STABLE VALUE FUND                     4,429,729
                PIMCO TOTAL RETURN FUND                       3,639,773

            1995:
                Coventry Corporation Common Stock        $    4,032,897
                Berger One Hundred Fund                       7,327,196
                Fidelity Balanced Fund                        5,596,705
                Fidelity Magellan Fund                       11,651,459
                INVESCO Stable Value Fund                     4,112,503
                PIMCO Total Return Fund                       3,382,205

  4.  TAX STATUS

      The Plan has received a favorable determination letter dated November 21, 1995 from the Internal Revenue Service. The Plan has subsequently been amended. However, the Plan administrator believes the Plan is currently designed and is being operated in compliance with the applicable requirements of the IRC. Therefore, the plan administrator believes the Plan, as amended, was qualified and the related trust was tax-exempt for the years ended December 31, 1996 and 1995.


  5.  PLAN TERMINATION

      Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become fully vested in their account balances.

 6.   DEPARTMENT OF LABOR REVIEW

      The Department of Labor is currently conducting a review of the Plan. In the opinion of the Plan's administrator, the review will not result in any findings that could have a material adverse effect on the Plan.


  7.  SUBSEQUENT EVENT

      Subsequent to the Plan's year end, the Company sold a portion of its operations. The sale of the related operations resulted in a partial termination of the Plan. Consistent with the Plan instrument, those participants affected by the sale have been immediately vested in their respective employer matching contributions.

                                                                      SCHEDULE I
                              COVENTRY CORPORATION

                             RETIREMENT SAVINGS PLAN


            ITEM 27A--SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                DECEMBER 31, 1996


                                             DESCRIPTION OF INVESTMENT
                                         INCLUDING MATURITY DATE, RATE OF
       IDENTITY OF ISSUER, BORROWER,       INTEREST, COLLATERAL, PAR, OR
         LESSOR, OR SIMILAR PARTY                 MATURITY VALUE                   COST         CURRENT VALUE
       ----------------------------      --------------------------------     --------------   ---------------
 *   Coventry Corporation               Common stock                          $    3,672,182   $    1,982,178
     Berger One Hundred Fund            Equity mutual fund                         7,973,551        8,391,961
     Fidelity Balanced Fund             Mixed fund                                 4,630,516        6,030,308
     Fidelity Magellan Fund             Equity mutual fund                        10,791,318       13,542,507
     INVESCO Stable Value Fund          Fixed income fund                          4,426,604        4,429,729
     PIMCO Total Return Fund            Fixed income fund                          3,498,158        3,639,773
     Brandywine Fund                    Equity mutual fund                           555,654          568,118
     Founders Balanced Fund             Mixed fund                                   243,454          233,645
     Harbor Capital Appreciation        Equity mutual fund                           387,311          383,858
     Janus Worldwide                    Equity mutual fund                           766,973          737,349
     Mutual Series Beacon               Mixed fund                                   685,252          665,586
     PBGH Growth                        Equity mutual fund                         1,056,206        1,051,997
     Strong Government Securities       U.S. government bond fund                    287,664          287,803
     Vanguard Asset Allocation          Mixed fund                                   387,111          376,698
*    Participant Loans                  Varying terms and interest rates
                                          ranging from 8.25% to 10.00%
                                                                                   1,215,918        1,215,918
                                                                              --------------   --------------
                                                                              $   40,557,872   $   43,537,428
                                                                              ==============   ==============



                        *Represents a party in interest.




        The accompanying notes are an integral part of this schedule.

                                                                    SCHEDULE II

                              COVENTRY CORPORATION

                             RETIREMENT SAVINGS PLAN


                  ITEM 27D--SCHEDULE OF REPORTABLE TRANSACTIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1996


                                      DESCRIPTION OF INVESTMENT,                    PURCHASES
                                        INCLUDING MATURITY DATE,          --------------------------------
IDENTITY OF ISSUER, BORROWER,        RATE OF INTEREST, COLLATERAL,         NUMBER OF          PURCHASE
 LESSOR, OR SIMILAR PARTY               PAR OR MATURITY DATE              TRANSACTIONS          PRICE
----------------------------         -----------------------------        ------------      --------------
Berger One Hundred Fund                Equity mutual fund                       239         $    3,535,579
Fidelity Magellan Fund                 Equity mutual fund                         1              2,014,677
Fidelity Magellan Fund                 Equity mutual fund                       240              4,450,617





                                  DESCRIPTION OF INVESTMENT,                                       SALES
                                    INCLUDING MATURITY DATE,    ----------------------------------------------------------------
IDENTITY OF ISSUER, BORROWER,    RATE OF INTEREST, COLLATERAL,    NUMBER OF
 LESSOR, OR SIMILAR PARTY           PAR OR MATURITY DATE        TRANSACTIONS    SELLING PRICE   COST OF ASSETS   NET GAIN (LOSS)
-----------------------------    -----------------------------  ------------   --------------   --------------   ---------------
Berger One Hundred Fund            Equity mutual fund              237         $    2,575,840   $    2,407,505    $      168,335
Fidelity Magellan Fund             Equity mutual fund               --                     --               --                --
Fidelity Magellan Fund             Equity mutual fund              286              3,511,993        3,721,696          (209,703)











          The accompanying notes are an integral part of this schedule.

     The following Exhibit is included herein:


Number               Item
------               ----

23.1                 Consent of Independent Auditors









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